NEWS RELEASE

ARIZONA STAR, BEMA GOLD AND PLACER DOME
REACH AGREEMENT IN PRINCIPLE ON CERRO CASALE

Toronto, Ontario, October 26, 2005 – Arizona Star Resources Corp., Bema Gold Corporation and Placer Dome Inc. have agreed in principle whereby Placer Dome will sell its interest in Compania Minera Casale, the company holding the Cerro Casale project, to Arizona Star and Bema Gold in return for contingent payments.

Arizona Star and Bema Gold will jointly pay to Placer Dome $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years or (b) a cash payment of $70 million payable when a construction decision is made, at the election of Arizona Star and Bema Gold.

The transaction is expected to close by the end of 2005 and is subject to certain conditions including settlement of definitive agreements.

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.